CNH Capital Receivables LLC

6900 Veterans Boulevard

Burr Ridge, IL 60527

Thomas N. Beckmann

Assistant Treasurer

Tel.: 630.887.2095

Fax: 630.887.5448

Email:  tom.beckmann@cnh.com

October 2, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Errett and Arthur Sandel

Re:	CNH Equipment Trust 2011-A
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
Form 10-D for the Distribution Period from August 1, 2013 to
August 31, 2013
Filed September 16, 2013
File No. 333-170703-01

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated September 18, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission to Steven Bierman, the President of CNH Capital Receivables LLC, we submit herewith, electronically via EDGAR, this response letter (this “Response Letter”).  In addition, a paper copy of this Response Letter is being delivered to you.

The Registrant’s response to the Comment Letter is set forth below.  The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses.  The numbers correspond to the numbered paragraphs in the Comment Letter.  Page references in the Depositor’s responses are references to the page numbers in Exhibit 99.1 to the aforementioned Form 10-D.  Capitalized terms not defined herein have the meaning assigned to them in the above captioned Form 10-D.  Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the issuer under Regulation AB.

Form 10-D for the Distribution Period from August 1, 2013 to August 31, 2013

Exhibit 99.1 to Form 10-D

1.                                      We note that your distribution report states that the Note Monthly Principal Distributable Amount for the period was negative $9,534,626.14, representing principal due on the notes.  We note, however, that the principal paid on the Class A-3a notes equaled $6,413,630.23.  Please tell us, with a view towards disclosure, why the Note Monthly Principal Distributable Amount was negative.  Also, please tell us why there was a payment of principal even though the Note Monthly Principal Distributable Amount was negative.

Response:

The $6,413,630.23 of principal paid on the Class A-3a notes as reflected in Exhibit 99.1 to the Form 10-D was the correct amount that was required to be paid on such notes on the September payment date pursuant to the terms of the transaction documents. The $6,413,630.23 of principal that was required to be paid on the notes is the result of the Total Beginning Balance of the asset pool ($276,888,052.01) minus the Total Ending Balance of the asset pool ($270,474,421.78), as each are set forth on page 2 of Exhibit 99.1.

At the inception of the transaction, the note balance is equal to the balance of the asset pool.  Subsequently, the aggregate amount of monthly principal payments to be made on all outstanding classes of notes on each payment date, to the extent of available amounts, is generally equal to the decrease during the prior collection period in the contract value of the receivables. However, the 2011-A series incorporated a “turbo” feature whereby aggregate available funds on a payment date (after payment of backup servicer fees, servicer fees, trust administrator’s fees, interest on the notes, replenishing the spread account and more senior allocations to repay principal on such notes on such payment date) are used to make additional principal payments on the Class A-1 notes until paid in full. As a consequence of the turbo mechanic, the Class A-1 note balance declined more quickly than the asset pool balance, resulting in (1) the notes being repaid more quickly than otherwise would be the case and (2) an accumulation of overcollateralization (the amount by which the receivables balance exceeded the note balance) in the deal.  When the A-1 notes were fully repaid in the December 2011 settlement period, the amount of this overcollateralization was $15,948,256.37.  The documents do not allow the return of this excess to the Depositor but rather require the imbalance to be maintained as additional support for investors.  (This can be seen as the difference between the Total Ending Balance of the asset pool ($270,474,421.78; set forth on page 2 of Exhibit 99.1) and the Total Principal Balance of Notes (End of Period) ($254,526,165.41; set forth on page 4 of Exhibit 99.1).)

The negative $9,534,626.14 shown on the Note Monthly Principal Distributable Amount line on page 2 of Exhibit 99.1 is the amount equal to the Total Principal Balance of Notes (Beginning of Period) ($260,939,795.64; set forth on page 3 of Exhibit 99.1) minus the Total Ending Balance of the asset pool ($270,474,421.78; set forth on page 2 of Exhibit 99.1).  The negative $9,534,626.14 plus the positive $15,948,256.37 of overcollateralization equal the $6,413,630.23 principal payment that was required to be made and which was in fact made.

We acknowledge that the presentation can be made more clear concerning the amount of principal to be repaid and the current amount of overcollateralization.  As was previously the case we plan to continue to disclose the principal to be repaid: i) on page 2 of Exhibit 99.1, under “Note Monthly Principal Distributable Amount”, (ii) on page 4 of Exhibit 99.1, in the “Cash Allocation (Cashflow Waterfall)” section, under “Principal Paid”; and iii) on page 5 of the Exhibit 99.1, in the “Summary and Factors” section, under “Principal Paid”.  Finally, we will add two additional lines of disclosure to page 4 of Exhibit 99.1, in the “Cash Allocation (Cashflow Waterfall)” section, under “Turbo Principal Amount (this period)” and under “Cumulative Turbo Principal Payment Amount (overcollateralization)” to provide investors with the current amount of overcollateralization accumulated during the current period as well as cumulatively.  We believe that these two changes will clarify our future disclosure for investors.

In connection with the Comment Letter, the Depositor hereby acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to its filings; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (630) 887-2095.

Sincerely,

/s/ Thomas N. Beckmann
Thomas N. Beckmann
Assistant Treasurer

cc:	Steven Bierman, CNH Capital Receivables LLC
Eric Mathison, Esq., CNH Capital Receivables LLC
Trent Murch, Esq., Greenberg Traurig, LLP